Exhibit 99.1

REAL MESSENGER CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	As of
	September 30, 2025	March 31, 2025
ASSETS
Current assets
Cash and cash equivalents	$846,174	$2,575,225
Prepaid expenses and other current assets	122,840	502,528
Due from a related company	-	714,527
Due from a director	107,728	-
Total current assets	1,076,742	3,792,280

Non-current assets
Property and equipment, net	75,307	30,078
Right-of-use assets, net	191,327	228,439
Total non-current assets	266,634	258,517

Total assets	$1,343,376	$4,050,797

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Due to related parties - current	$-	$37,512
Accrued expenses and other liabilities - current	35,361	76,213
Operating lease liabilities - current	80,813	78,734
Total current liabilities	116,174	192,459

Non-current liabilities
Operating lease liabilities – non-current	116,329	156,551
Total liabilities	232,503	349,010

Commitments and contingencies	-	-

Shareholders’ equity
Class A Ordinary Share (par value $0.0001 per share, 488,000,000 shares authorized; 4,755,277 and 4,821,281 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively)	507	482
Class B Ordinary Share (par value $0.0001 per share, 12,000,000 shares authorized; 4,500,000 shares issued, and 4,050,000 shares outstanding (excluding 450,000 holdback shares subject to surrender and forfeiture) as of September 30, 2025 and March 31, 2025	405	405
Less: Class A Ordinary Share held in treasury, at cost; 316,004 and nil shares as of September 30, 2025 and March 31, 2025, respectively	(32)	-
Additional paid-in capital	23,599,903	23,796,923
Accumulated deficit	(22,506,556)	(20,122,627)
Accumulated other comprehensive income	16,646	26,604
Total shareholders’ equity	1,110,873	3,701,787

Total liabilities and shareholders’ equity	$1,343,376	$4,050,797

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

REAL MESSENGER CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended September 30,
	2025	2024
Revenue	$25,602	$-

Cost of revenue	(12,466)	-
		-
Gross profit	13,136

Operating expenses
Sales and marketing expenses	(175,881)	(398,408)
General and administrative expenses	(1,955,245)	(629,256)
Research and development expenses	(285,405)	(568,245)
Total operating expenses	(2,416,531)	(1,595,909)

Loss from operations	(2,403,395)	(1,595,909)

Other income (expense), net
Interest income	19,467	34,781
Interest expense	-	(74,795)
Total other income (expense), net	19,467	(40,014)

Loss before income taxes	(2,383,928)	(1,635,923)

Income tax expense	-	-

Net loss	$(2,383,928)	$(1,635,923)

Other comprehensive loss:
Foreign currency translation adjustment	(9,959)	(25,038)
Comprehensive loss	$(2,393,887)	$(1,660,961)

Weighted average number of ordinary shares outstanding
Basic and diluted	8,949,990	4,500,000 *

Loss per share
Basic and diluted	$(0.25)	$(0.36)*

*	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization that is discussed in Note 1.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

REAL MESSENGER CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollar, except for the number of shares)

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated deficits	Accumulated Other Comprehensive income	Total Stockholders’ (deficit) equity
Balances at April 1, 2024	-	$-	4,500,000	$450	-	$-	$13,038,677	$(16,746,217)	$50,451	$(3,656,639)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(25,038)	(25,038)
Net loss for the period	-	-	-	-	-	-	-	(1,635,923)	-	(1,635,923)

Balances at September 30, 2024	-	$-	4,500,000	$450	-	$-	$13,038,677	$(18,382,140)	$25,413	$(5,317,600)

Balances at April 1, 2025	4,821,281	482	4,050,000	405	-	-	23,796,923	(20,122,627)	26,604	3,701,787

Share issued for consultancy fee	250,000	25	-	-	-	-	517,475	-	-	517,500
Settlement in share received from promissory note receivable	(316,004)	-	-	-	316,004	(32)	(714,495)	-	-	(714,527)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(9,959)	(9,959)
Net loss for the period	-	-	-	-	-	-	-	(2,383,928)	-	(2,383,928)

Balances at September 30, 2025	4,755,277	$507	4,050,000	$405	316,004	$(32)	$23,599,903	$(22,506,555)	$16,645	$1,110,873

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

REAL MESSENGER CORPORATION AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar, except for the number of shares)

	For the six months ended September 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,383,928)	$(1,635,923)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	14,646	7,902
Interest expense on lease liabilities	5,547	-
Amortization of right-of-use assets	36,754	-
Stock-based compensation for consultancy service	517,500	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	336,859	(221,421)
Accrued expenses and other liabilities	(40,852)	(4,709)
Operating lease liabilities	(43,510)	-
Net cash used in operating activities	(1,556,984)	(1,854,151)

CASH FLOWS FROM INVESTING ACTIVITIES:
Advance to a director	(155,477)	-
Purchase of property and equipment	(6,809)	-
Net cash used in investing activities	(162,286)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertible promissory notes payable	-	7,000,000
Borrowings from related parties	-	75,204
Net cash provided by financing activities	-	7,075,204

Effect of exchange rate changes on cash and cash equivalents	(9,781)	(25,331)

Net (decrease) increase in cash and cash equivalents	(1,729,051)	5,195,722
Cash and cash equivalents at beginning of period	2,575,225	597,160
Cash and cash equivalents at end of period	$846,174	$5,792,882

Supplementary cash flow information
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-
Cash received for interest	$19,467	$34,781

Supplemental disclosure of non-cash investing and financing activities
Related party borrowing in exchange for convertible promissory notes	$-	$4,500,000

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

REAL MESSENGER CORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollar, except for the number of shares)

1. ORGANIZATION AND BUSINESS DESCRIPTION

Real Messenger Corporation (the “Company”) was incorporated in the Cayman Islands on June 27, 2023 as an exempted company with limited liability for the purpose of effecting the business combination with Nova Vision Acquisition Corp. (“Nova SPAC”) (the “Business Combination”). Nova SPAC was a blank check company incorporated on March 18, 2021 under the laws of the British Virgin Islands for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar Business Combination and to serve as the publicly traded parent company of Real Messenger Holdings Limited (“Real Messenger”) following the Business Combination. The Business Combination was completed on November 19, 2024.

Real Messenger was incorporated on September 13, 2021 under the laws of the Cayman Islands (“Cayman”) as an exempted company with limited liability.

Real Messenger owns 100% of the equity interests of Real Messenger Inc. (“Real USA”), which is a limited liability company incorporated in accordance with the laws and regulations of the State of Delaware of the United States on September 24, 2021.

Real USA owns 100% of the equity interests in Real Corporation Limited (Hong Kong) (“Real Corporation HK”), which is a limited liability company incorporated in accordance with the laws and regulations of Hong Kong on April 9, 2015. Real Corporation HK owns 100% of the equity interests in Hohojo.com Limited (“Hohojo”), which is a limited liability company incorporated in accordance with the laws and regulations of Hong Kong on March 18, 2008.

The Company and its subsidiaries operate an online marketplace that directly connects real estate agents with home buyers and sellers, through its social network application namely “Real”. Currently the Company does not charge fees from real estate agents and has not generated revenues to date.

The Company and its subsidiaries are hereinafter referred to as (the “Company”).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). Accordingly, the Company do not include all of the information and footnotes required by U.S. GAAP for complete financial statements and should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended March 31, 2025, from which the accompanying unaudited condensed consolidated balance sheets at September 30, 2025 was derived. In the opinion of management, all adjustments considered necessary for a fair presentation of the interim financial information have been included and are of a normal recurring nature.

Basis of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including but not limited to valuation allowance on deferred tax assets, grant-date fair value of share-based compensation and other provisions and contingencies.

Cash

Cash primarily consists of bank deposits, as well as highly liquid investments, with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains most of the bank accounts in Hong Kong. Each bank account in Hong Kong is insured by the government authority with the maximum limit of HK$ 800,000 (equivalent to approximately $102,800).

Operating leases

The Company adopts the Financial Accounting Standard Board (“FASB”) Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) for all periods presented. This standard requires lessees to recognize lease assets (“right-of-use”) and related lease obligations (“lease liabilities”) on the unaudited condensed consolidated balance sheet for leases with terms in excess of twelve months. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the unaudited condensed consolidated balance sheets. Finance leases are included in finance lease ROU assets and finance lease liabilities in the unaudited condensed consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease and finance lease ROU assets and liabilities are recognized, based on the present value of lease payments over the lease term discounted using the rate implicit in the lease. In cases where the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term. The Company depreciated the ROU assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the ROU assets or the end of the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Property and equipment

Property and equipment primarily consist of office equipment, which is stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The estimated useful life of office equipment is five years.

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the unaudited condensed consolidated statements of operations and other comprehensive loss in other income or expenses.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the six months ended September 30, 2025 and 2024.

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”) using the full retrospective transition method.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

●	identify the contract with a customer;
●	identify the performance obligations in the contract;
●	determine the transaction price;
●	allocate the transaction price to performance obligations in the contract; and
●	recognize revenue as the performance obligation is satisfied.

Revenue is recognized when the Company satisfies its performance obligation under the contract by transferring the promised product to its customer that obtains control of the product and collection is reasonably assured. A performance obligation is a promise in a contract to transfer a distinct product or service to a customer. Most of the Company’s contracts have a single performance obligation, and such fees are billed to the customer when the performance obligation is satisfied. The Company recognizes such revenue in the period when the amounts are determined to be fixed and the performance obligation is satisfied as the Company completes the obligations.

Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products or providing services. As such, revenue is recorded net of returns, allowances, customer discounts, and incentives. Sales taxes and other taxes are excluded from revenues.

Service fee income

The Company generates service fee income from providing advisory services that assist customers in the strategic use of their websites and social medial platforms. Revenue from the provision of these services is recognized over time when the services are rendered to the customer in accordance with the terms of the relevant contracts.

Principal vs Agent Considerations

When another party is involved in providing services to the client, the Company will apply the principal versus agent guidance in ASC 606 to determine if the Company is acting as the principal or an agent to the transaction. This evaluation determined that the Company is in control of establishing the transaction price, managing all aspects of the service term, and taking the risk of loss for delivery, collection, and returns. Based on the Company’s evaluation of the control model, it has determined that the Company acts as the principal rather than an agent within the revenue arrangements and such revenues are reported on a gross basis.

Disaggregation of Revenue

The Company has disaggregated its revenue from contracts with customers into categories based on the business operation of the revenue under ASC 606, as follows:

		Six months ended September 30,
Types of revenue	Point of recognition	2025	2024
Service fee income	Over time	$25,602	$-

Research and development expenses

Research and development expenses consist primarily of salary and welfare for research and development personnel, software expenses and other expenses associated with research and development activities. Cost incurred for the internally developed platform and application during the planning and designing stage are expensed when incurred and are included in the research and development expenses. Costs incurred in the phase subsequent to establishing technological feasibility of such software and application are capitalized.

For the six months ended September 30, 2025 and 2024, no costs were qualified for capitalization. Research and development expenses were $285,405 and $568,245 were recorded, respectively.

Share-based compensation

The Company accounts for share-based awards issued to employees in accordance with ASC Topic 718 Compensation – Stock Compensation. Share-based awards granted are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the straight-line method over the requisite service period. For awards with performance conditions, the Company recognizes compensation cost if it is probable that the performance condition will be met. Forfeitures are recognized when they occur.

Employee benefits

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a maximum of $193 per month. Contributions to the plan vest immediately. The Company recorded MPF expense of $25,278, and $31,606 for the six months ended September 30, 2025 and 2024, respectively.

Income taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, “Income Taxes” (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the unaudited condensed consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their unaudited condensed consolidated financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the unaudited condensed consolidated financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2025 and March 31, 2025. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by foreign taxing authorities in the area of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company’s tax provision is zero for the six months ended September 30, 2025 and 2024.

Loss per share

In accordance with ASC 260, Earnings Per Share, basic net earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s holdback shares are participating securities because they are entitled to non-forfeitable dividends.

Basic loss per ordinary share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share is computed by dividing net loss by the sum of the weighted average number of ordinary share outstanding and of potential dilutive securities (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted loss per share.

Foreign currency translation

The Company’s reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income and expense accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income (loss).

The functional currency is U.S. dollar for the Company’s US entities and Hong Kong dollar for all other entities, which represents the primary currency of the economic environment in which the entity operates. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with the ASC Topic 830, “Foreign Currency Matters”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the unaudited condensed consolidated statements of changes in shareholders’ equity.

Translations of amounts in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of operations and comprehensive loss, and unaudited condensed consolidated statements of cash flows from HK$ into US$ as of and for the periods presented are adopted the following exchange rates in preparing the unaudited condensed consolidated financial statements:

	As of September 30,
	2025	2024
Period-end spot rate	7.7809	7.7693

	Six months ended September 30,
	2025	2024
Average rate	7.8119	7.8084

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value.

As of September 30, 2025 and March 31, 2025, financial instruments of the Company comprised primarily current assets and current liabilities including cash and cash equivalents, other current assets, due from a related party, due from a director and accrued expenses and other liabilities, which approximate their fair values because of the short-term nature of these instruments.

Segment reporting

ASC Topic 280, “Segment Reporting” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major users in unaudited condensed consolidated financial statements for details on the Company’s business segments.

In accordance with Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280), “Improvements to Reportable Segment Disclosures”, the Company considered whether additional disclosures were required, including significant segment expenses and measures used by the CODM. However, the CODM evaluates the Company’s performance based solely on consolidated financial results, and no additional measures or expense categories are used for internal decision-making.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), the Chief Executive Officer of the Company for making decisions, allocating resources and assessing performance. Consequently, the Company has determined that it has only one reportable operating segment.

Related parties

The Company follows ASC 850-10, “Related Party Disclosures” for the identification of related parties and disclosure of related party transactions.

Pursuant to ASC 850-10-20 the related parties include a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of ASC 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The unaudited condensed consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

Commitments and contingencies

The Company follows ASC 450-20, “Contingencies” to report accounting for contingencies. Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s unaudited condensed consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Recently adopted accounting standard

In December 2023, the FASB issued ASU 2023-09, Improvements to Tax Disclosures (Topic 740), to enhance the disclosures related to income taxes, including the rate reconciliation and information on income taxes paid. This ASU is effective for fiscal years beginning after December 15, 2024 (fiscal 2026 for the Company), with early adoption permitted. The Company adopted this standard effective April 1, 2025 retrospectively for all periods presented.

Recently issued accounting standards not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its unaudited condensed consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendment provides (1) all entities with a practical expedient to assume that current conditions as of the balance sheet date do not change for the remaining life of the assets and (2) entities other than public business entities with an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. This guidance is effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its unaudited condensed consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other— Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The amendments in this ASU are intended to improve the operability of the guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods, including methods that entities may use to develop software in the future. Therefore, the amendments require that an entity capitalize software costs when both: Management has authorized and committed to funding the software project; and it is probable that the project will be completed and the software will be used to perform the function intended (referred to as the “probable-to-complete recognition threshold”). This guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its unaudited condensed consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract. The ASU clarifies derivative scope exceptions for certain contracts with underlyings that are based on the operations or activities of one of the parties to the contract. The ASU also clarifies the applicability of ASC Topic 606, Revenue from Contracts with Customers, and its interaction with other ASC Topics (including ASC Topic 815 on derivatives and hedging and ASC Topic 321 on equity securities), in the accounting for share-based noncash consideration (such as warrants or shares) received from a customer for the transfer of goods or services. This guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its unaudited condensed consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans. The new ASU expands the population of acquired financial assets accounted for using the gross-up approach. Acquired loans (excluding credit cards) are deemed purchased seasoned loans and accounted for using the gross-up approach upon acquisition if criteria established by the new guidance are met. This change aims to enhance comparability, consistency, and better reflect the economics of acquiring financial assets. This guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its unaudited condensed consolidated financial statements.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements. The ASU enables entities to apply hedge accounting to a greater number of highly effective economic hedges in the following five areas, (1) Similar Risk Assessment for Cash Flow Hedges: The ASU expands the hedged risks permitted to be aggregated in a group of individual forecasted transactions, enabling entities to apply hedge accounting to potentially broader portfolios of forecasted transactions; (2) Hedging Forecasted Interest Payments on Choose-Your-Rate Debt Instruments: The ASU establishes a model that enables hedge accounting to be applied more broadly to choose-your-rate debt and address existing diversity in practice; (3) Cash Flow Hedges of Nonfinancial Forecasted Transactions: The ASU expands hedge accounting for forecasted purchases and sales of nonfinancial assets subject to certain criteria; (4) Net Written Options as Hedging Instruments: The ASU accommodates differences in the loan and swap markets that resulted from reference rate reform, eliminating the requirement for the net written option test in certain instances; and (5) Foreign-Currency-Denominated Debt Instrument as Hedging Instrument and Hedged Item (Dual Hedge): The ASU eliminates the recognition and presentation mismatch related to a dual hedge strategy (that is, a hedge for which a foreign-currency-denominated debt instrument is both designated as the hedging instrument in a net investment hedge and designated as the hedged item in a fair value hedge of interest rate risk). This guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods for entities other than public business entities. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its unaudited condensed consolidated financial statements.

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

3. GOING CONCERN UNCERTAINTIES

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company suffered from continuous losses from operations since its inception and reported its accumulated deficit of $22.5 million as of September 30, 2025. For the six months ended September 30, 2025, the Company generated $0.03 million and $0 revenues from the provision of website services and operating online platform, respectively.

The Company’s ability to continue as a going concern is dependent upon its ability to successfully execute its business plans including, generating revenue, controlling operating costs and expenses to achieve positive operating cash flows, and securing funding from external sources to support positive financing cash flows. As of September 30, 2025, the Company’s bank balance was $0.8 million, which can fully cover the current liabilities of $0.1 million. The operating cash outflow of the Company was $1.6 million for the six months ended September 30, 2025.

The Company also intends to continue to raise additional capital through private placements of debt and equity securities, but there can be no assurance that these funds will be available on terms acceptable to the Company, or will be sufficient to enable the Company to fully complete its development activities or sustain operations. If the Company is unable to raise sufficient additional funds, it will have to develop and implement a plan to these uncertainties, which includes pursuing strategic financing opportunities, optimizing costs, and accelerating revenue generation through expanded commercial partnerships. If the Company unable to improve profitability, then the Company shall rely on the financial support from its controlling shareholder. The Company believes that these initiatives, if successfully executed, will enable the Company to continue operating and meet its obligations as they become due.

These and other factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that financial statements are issued. These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

4. SEGMENT REPORTING

ASC 280 Segment Reporting establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major users in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined that it has only one reportable operating segment, as defined by ASC 280. The following tables present the summary information by segment for the six months ended September 30, 2025 and 2024:

	Six months ended September 30,
	2025	2024
Revenues	$25,602	$-
Cost of revenue	(12,466)	-
Gross profit	13,136	-

Sales and marketing expenses	(175,881)	(398,408)
General and administrative expenses	(1,955,245)	(629,256)
Research and development expenses	(285,405)	(568,245)
Total other income (expense), net	19,467	(40,014)
Income tax expense	-	-
Net loss	$(2,383,928)	$(1,635,923)

The Company’s long-lived assets are all located in Hong Kong.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of September 30, 2025 and March 31, 2025, prepaid expenses and other current assets were comprised of the following:

	As of
	September 30,2025	March 31, 2025
Prepaid insurance expenses(i)	$75,332	$376,678
Deposit	30,008	73,350
Other prepayments	17,500	52,500
	$122,840	$502,528

(i)	The prepaid insurance expenses represented prepaid directors and officers’ insurance.

6. DUE FROM A RELATED PARTY

Immediately after giving effect to the Business Combination, Nova Pulsar Holdings Limited (“Sponsor”) became a shareholder of the Company. In March and April 2024, the Sponsor issued promissory notes of $69,764, $69,763 and $575,000 to Real Messenger Corporation. Pursuant to the promissory notes, the advances were unsecured, non-interest bearing and Real Messenger Corporation has the right, but no obligation, to convert the advances, in whole or in part, into the ordinary shares of the Company with a conversion price of $10.00 per share. On June 2, 2025, the Company and the Sponsor entered into a new agreement that both parties agreed to convert the promissory notes due from the Sponsor of $714,527 as of March 31, 2025 into 316,004 shares of Class A ordinary share of the Company, at a conversion price of $2.26113 per share.

On June 5, 2025, the Company, through Real Messenger exercised the right to convert all the promissory notes by receiving 316,004 shares of Class A ordinary share of the Company.

7. DUE FROM A DIRECTOR

As of September 30, 2025, the amount due from a director, Mr. Thomas Ma, totaled $107,728. From time to time, Mr. Ma pays certain operating expenses on behalf of the Company. The balance represents expenses that have not yet been reimbursed by the Company, which is unsecured, interest-free, and repayable on a reimbursement basis. The balance was subsequently settled after the balance sheet date and prior to the date of this filing. Considering the business purpose and the subsequent settlement, the Company assesses that it does not violate the SOX 402 or any other SEC rules.

8. PROPERTY AND EQUIPMENT, NET

As of September 30, 2025 and March 31, 2025, property and equipment, net was comprised of the following:

	As of
	September 30, 2025	March 31, 2025
Office equipment	$170,523	$110,600
Less: accumulated depreciation	(95,216)	(80,522)
	$75,307	$30,078

For the six months ended September 30, 2025 and 2024, the Company recognized depreciation expenses of $14,646, and $7,092, respectively.

9. LEASE

Operating lease right-of-use (“ROU”) asset and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU asset represents the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

The Company entered into a commercial operating lease with an independent third party for the use of an office in Hong Kong. The lease term of this operating lease is 3 years. This operating lease is included in “Right-of-use assets, net” on the unaudited condensed consolidated balance sheets and represent the Company’s right to use the underlying assets during the lease term. The Company’s obligation to make lease payments are included in “Operating lease liabilities” on the unaudited condensed consolidated balance sheets.

Supplemental balance sheet information related to operating leases was as follows:

	As of
	September 30, 2025	March 31, 2025
Operating lease:
Right-of-use asset, net	$191,327	$228,439

Operating lease liabilities:
Current operating lease liabilities	$80,813	$78,734
Non-current operating lease liabilities	116,329	156,551

	$197,142	$235,285

For the six months ended September 30, 2025 and 2024, the Company’s total cash outflow for leases were $63,935 and $64,033, respectively.

Operating lease expense for the six months ended September 30, 2025 and 2024 were $42,301 and nil, respectively. Short term lease expenses for the six months ended September 30, 2025 and 2024 were $2,454 and $64,033, respectively.

Other supplemental information about the Company’s operating lease as of September 30, 2025 are as follow:

Weighted average discount rate	5.25%
Weighted average remaining lease term (years)	2.33

The following table summarizes the future minimum lease payments due under the Company’s operating leases in the next five years:

Year ending September 30,
2026	$87,367
2027	87,367
2028	34,583
Total minimum finance lease liabilities payment	209,317
Less: imputed interest	(12,175)

Future minimum lease liabilities	$197,142

10. SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company’s authorized share capital is 500,000,000 ordinary shares consisting of (i) 488,000,000 Class A Ordinary Shares with a par value of $0.0001 per share and (ii) 12,000,000 Class B Ordinary Shares with a par value of $0.0001 per share.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A Ordinary Shares will be entitled to one (1) vote and each Class B Ordinary Shares will be entitled to ten (10) votes. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis.

As of September 30, 2025 and March 31, 2025, 4,755,277 and 4,821,281 shares of Class A Ordinary Shares were issued and outstanding, respectively.

As of September 30, 2025 and March 31, 2025, 4,500,000 and 4,050,000   Class B Ordinary Shares were issued and outstanding, respectively, among which 450,000 issued ordinary shares are holdback shares in escrow.

Warrants

Each public warrant entitles the holder thereof to purchase one-half of one ordinary share at a price of $11.50 per share, subject to adjustment as discussed herein. The warrants become exercisable after the closing of the Business Combination and will expire five years after the closing of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Once the warrants become exercisable, the Company may call the warrants for redemption (excluding the private warrants), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the public warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each public warrant holder,

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $16.5 per share, for any 20 trading days within a 30 trading day period ending on the third trading day prior to the notice of redemption to public warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The private warrants are identical to the public warrants. The private warrants (including the ordinary shares issuable upon exercise of the private warrants) are not transferable, assignable or salable until 30 days after the completion of the Business Combination, subject to certain limited exceptions.

If the Company calls the public warrants for redemption, management will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. The Company assessed the key terms applicable to the public warrants as well as the private warrants and believes the public warrants and private warrants should be classified as equity in accordance with ASC 480 and ASC 815.

As of September 30, 2025 and March 31, 2025, there were 5,750,000 public warrants and 796,254 private warrants issued and outstanding.

11. NET LOSS PER SHARE

The Company applies the two-class method when computing net loss per share attributable to the shareholders when shares are issued that meet the definition of a participating security. The two-class method determines net loss per share for each class of ordinary shares and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires earnings available to the shareholders for the period to be allocated between ordinary share and participating securities based upon their respective rights to receive dividends as if all earnings for the period had been distributed.

The calculation of the basic and diluted net loss per share attributable to the shareholders of the Company is based on the following data (in dollars, except share data):

	Six months ended September 30,
	2025	2024
Numerator:
Net loss	$(2,269,804)	$(1,635,923)
Less: Net loss attributable to holdback shares	(114,124)	-
Net loss attributable to the Company’s shareholders	$(2,383,928)	$(1,635,923)

Denominator:
Weighted average ordinary shares outstanding – Basic and diluted	8,949,990	4,500,000

Net loss per share – Basic and diluted	$(0.25)	$(0.36)

For the six months ended September 30, 2025 and 2024, diluted weighted average ordinary shares outstanding were equal to basic weighted average ordinary shares due to the Company’s net loss position. Hence, no ordinary shares equivalents were included in the computation of diluted net loss per share since such inclusion would have been antidilutive. The Company had 450,000 holdback shares outstanding as of and for the six months ended September 30, 2025. The holdback shares contain a non-forfeitable right to dividends and hence are considered as participating securities. The two-class method was applied to compute basic earnings per share attributable to ordinary shareholders. 6,546,254 units of public and private warrants were also excluded from the computation of diluted net loss per ordinary share because including them would have had an anti-dilutive effect for the six months ended September 30, 2025.

12. INCOME TAXES

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the Company’s Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Company’s Ordinary Shares, as the case may be, nor will gains derived from the disposal of the Company’s Ordinary Shares be subject to Cayman Islands income or corporation tax.

The United States

For the U.S. jurisdiction, Real USA is subject to federal income taxes on its business operations at a statutory rate of 21%. Based on management’s analysis, no recent U.S. tax law changes have had a material impact on the Company’s tax position. The Company will continue to monitor for any future tax legislation that could affect its operations.

As a result of the Tax Act, the Company has evaluated whether it has an additional tax liability from the Global Intangible Low Taxed Income (“GILTI”) inclusion on current earnings and profits of its foreign controlled corporations. The law also provides that corporate taxpayers may benefit from a 50% reduction in the GILTI inclusion, which effectively reduces the tax rate on the foreign income to 10.5%. The GILTI inclusion further provides for a foreign tax credit in connection with the foreign taxes paid. As of September 30, 2025 and March 31, 2025, the Company does not have an aggregate positive tested income; and as such the Company did not record a liability for GILTI tax.

Hong Kong

Real Corporation HK and Hohojo are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the six months ended September 30, 2025 and 2024, Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. Under Hong Kong tax laws, Real Corporation HK and Hohojo are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

For the six months ended September 30, 2025 and 2024, the components of the loss before income taxes are as follows:

	Six months ended September 30,
	2025	2024
Cayman	$(2,992)	$(74,916)
Hong Kong subsidiaries	(1,577,381)	(1,345,718)
USA subsidiary	(803,555)	(215,289)
	$(2,383,928)	$(1,635,923)

For the six months ended September 30, 2025 and 2024, income tax expenses consist of the following:

Six months ended September 30,
	2025	2024
Current income expenses	$-	$-
Deferred income tax expenses	-	-
	$-	$-

A reconciliation of the difference between the expected income tax expense computed at applicable statutory income tax rates and the Company’s income tax expenses is shown in the following table:

	Six months ended September 30,
	2025	2024
Loss before income tax expenses	$(2,383,928)	$(1,635,923)

Income tax computed at statutory income tax rate (a)	(393,348)	(269,927)
Effect of preferential tax benefits	-	-
Effect of differences in income tax rates in other jurisdictions	63,477	13,059
Effect of change in valuation allowance	245,402	256,868
Effect of prior year true up	84,469	-
	$-	$-

(a)	The applicable statutory rate applied is based on the profits tax rates in Hong Kong. Effective for tax years ended on or after March 31, 2018, the applicable tax rate was 8.25% on the first HK $2,000,000 of assessable profits and 16.5% on any assessable profits above that threshold.

Deferred tax assets as of September 30, 2025 and March 31, 2025 consist of the following:

	As of
	September 30, 2025	March 31, 2025

Net operating losses carryforwards	$3,827,711	$3,569,742
Excess research and development expenses	73,300	85,866
Less: allowance on deferred tax assets	(3,901,011)	(3,655,608)
	$-	$-

The movement of valuation allowance is as follows:

	As of
	September 30, 2025	March 31, 2025
Balance at beginning of the year	$3,655,608	$2,779,285
Current year addition	245,403	876,323
Balance at end of the year	$3,901,011	$3,655,608

As of September 30, 2025, the Company had net operating losses of $16,225,227 and $5,820,842 arising from subsidiaries incorporated in Hong Kong and the United States, respectively, which will be available to offset future taxable income. As of March 31, 2025, the Company had net operating losses of $14,647,846 and $5,827,920 arising from subsidiaries incorporated in Hong Kong and the United States, respectively, which will be available to offset future taxable income.

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. As of September 30, 2025 and March 31, 2025, due to uncertainties surrounding future utilization on Real USA, Real Corporation HK and Hohojo, the Company accrued full valuation allowance against the deferred tax assets based upon management’s assessment as to their realization.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2025 and March 31, 2025, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended September 30, 2025 and 2024, the Company did not incur any interest and penalties related to any potential underpaid income tax expenses. As of September 30, 2025, the tax years ended March 31, 2019 through March 31,2025 are subject to examination by the HK authorities and the tax year ended December 31, 2022 through December 31, 2025 is subject to examination by the US tax authorities.

13. RELATED PARTIES

1)	Nature of relationships with related parties

Name	Relationship with the Company
Kwai Hoi, Ma	Co-founder, Chief Executive Officer, shareholder and director of the Company
Mui Ko	Spouse of Mr. Kwai Hoi, Ma
Edinburgh DH Holdings Limited	Controlled by Ms. Mui Ko
Fantastic Global Venture Limited	Controlled by immediate family member of Mr. Kwai Hoi, Ma
TKO Investments Limited	Controlled by immediate family member of Mr. Kwai Hoi, Ma
Bloomington DH Holdings Limited	A holding company owned and controlled by Mr. Kwai Hoi, Ma
Nova Pulsar Holdings Limited	A shareholder of the Company

2)	Transactions with related parties

	Six months ended September 30,
	2025	2024
Borrowings from related parties (a)
Mui Ko	$-	$75,204

Repayment of borrowings from related party
Kwai Hoi, Ma	$221,791	$290,715

Payment of operating expenses on behalf of the Company (b)
Kwai Hoi, Ma	$205,142	$332,116

Advance to a related party (c)
Kwai Hoi, Ma	$128,010	$-

Purchase of convertible promissory note issued by the Company
TKO Investment Limited	$-	$4,500,000

Interest expense of convertible promissory notes - related parties
Edinburgh DH Holdings Limited	$-	$14,959
Fantastic Global Venture Limited	-	52,356
	$-	$74,795

(a)	The borrowings from related parties were interest free and repayable on demand.
(b)	The payments of operating expenses, deferred offering costs and purchase of property and equipment on behalf of the Company were subject to repayments to Mr. Kwai Hoi, Ma.
(c)	The advance to a director for general business activities was interest free and repayable on demand.

3)	Balances with related parties

As of September 30, 2025 and March 31, 2025, the balances due from (to) related parties were as follows:

	As of
	September 30, 2025	March 31, 2025
Due from related parties
Nova Pulsar Holdings Limited	$-	$714,527
Kwai Hoi, Ma	107,728	-
	$107,728	$714,527

Due to a related party
Kwai Hoi, Ma	$-	$37,512

14. COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company entered into a commercial operating lease for the use of an office located in Hong Kong with terms ended 2028. The Company’s minimum lease payment commitments under the operating leases as of September 30, 2025 is set forth in the “Note 9 - Leases”.

Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as certain legal proceedings, claims and disputes. The Company records a liability for such loss contingencies when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

15. SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the unaudited condensed consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2025, up to the report issuance date.

On March 25, 2026, the Company entered into a subscription agreement with Bloomington DH Holdings Limited, a holding company owned and controlled by the Chief Executive Officer of the Company, whereby 1,837,680 shares of Class B ordinary share were to be issued at the price of $0.5912 per share to settle the related party payable of $1,086,438 as of that date. These shares have not yet been issued and remain subject to Nasdaq review as of the date of this filing.